UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Silverback Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

82835W108

(CUSIP Number)

December 8, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82835W108

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,675,377
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,675,377

9	Aggregate amount beneficially owned by each reporting person. 1,675,377
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.8%*
12	Type of reporting person OO

*

Based on 34,791,709 shares of Common Stock outstanding immediately following the completion of the Issuer’s initial public offering, as set forth in the Issuer’s prospectus supplement filed with the U.S. Securities and Exchange Commission on December 4, 2020 and giving effect to an additional 1,725,000 shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

CUSIP No. 82835W108

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,675,377
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,675,377

9	Aggregate amount beneficially owned by each reporting person. 1,675,377
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.8%*
12	Type of reporting person CO

*

Based on 34,791,709 shares of Common Stock outstanding immediately following the completion of the Issuer’s initial public offering, as set forth in the Issuer’s prospectus supplement filed with the U.S. Securities and Exchange Commission on December 4, 2020 and giving effect to an additional 1,725,000 shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

CUSIP No. 82835W108

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,675,377
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,675,377

9	Aggregate amount beneficially owned by each reporting person. 1,675,377
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.8%*
12	Type of reporting person IN

*

Based on 34,791,709 shares of Common Stock outstanding immediately following the completion of the Issuer’s initial public offering, as set forth in the Issuer’s prospectus supplement filed with the U.S. Securities and Exchange Commission on December 4, 2020 and giving effect to an additional 1,725,000 shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

CUSIP No. 82835W108

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 66,809
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 66,809

9	Aggregate amount beneficially owned by each reporting person. 66,809
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.2%*
12	Type of reporting person CO

*

Based on 34,791,709 shares of Common Stock outstanding immediately following the completion of the Issuer’s initial public offering, as set forth in the Issuer’s prospectus supplement filed with the U.S. Securities and Exchange Commission on December 4, 2020 and giving effect to an additional 1,725,000 shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

CUSIP No. 82835W108

1	Name of reporting persons. Aaron I. Davis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 66,809
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 66,809

9	Aggregate amount beneficially owned by each reporting person. 66,809
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.2%*
12	Type of reporting person IN

*

Based on 34,791,709 shares of Common Stock outstanding immediately following the completion of the Issuer’s initial public offering, as set forth in the Issuer’s prospectus supplement filed with the U.S. Securities and Exchange Commission on December 4, 2020 and giving effect to an additional 1,725,000 shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

This Amendment No.1 (“Amendment No.1”) amends and supplements the statement on Schedule 13G filed on December 17, 2020 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Joe Lewis, MVA Investors, LLC (“MVA Investors”) and Aaron I. Davis (collectively, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing, as amended. This Amendment No. 1 is being filed to correct certain share information reported in the Original Filing.

Item 4. Ownership.

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joe Lewis beneficially own 1,675,377 shares of Common Stock. MVA Investors and Aaron I. Davis beneficially own 66,809 shares of Common Stock. The Reporting Persons beneficially own, in the aggregate, 1,742,186 shares of Common Stock.

(b)	Percent of class:

The number of shares of Common Stock beneficially owned by the Reporting Persons in the aggregate represent 5.0% of the Issuer’s outstanding shares of Common Stock (based on 34,791,709 shares of Common Stock outstanding immediately following the completion of the Issuer’s initial public offering, as set forth in the Issuer’s prospectus supplement filed with the US Securities and Exchange Commission on December 4, 2020 and giving effect to an additional 1,725,000 shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 1,675,377 shares of Common Stock they beneficially own. MVA Investors and Aaron I. Davis have shared power to vote or to direct the vote of the 66,809 shares of Common Stock they beneficially own.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of any shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 1,675,377 shares of Common Stock they beneficially own. MVA Investors and Aaron I. Davis have shared power to dispose or to direct the disposition of the 66,809 shares of Common Stock they beneficially own.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated December 17, 2020, among the Reporting Persons, incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on December 17, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2020

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually